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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*

                          AnnTaylor Stores Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.0068 par value per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    036115103
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

             Paul D. Baiocchi, Esq., Vice President, General Counsel
                       and Secretary, Cygne Designs, Inc.,
           1372 Broadway, New York, NY 10018; Telephone (212) 354-6474
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 20, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- -------------------------                        ------------------------------
CUSIP No.036115 10 3                               Page   2  of   11     Pages
- -------------------------                        ------------------------------

- -------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Cygne Designs, Inc.; EIN 04-2843286
- -------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                          (b)[ ]
- -------------------------------------------------------------------------------
    3   SEC USE ONLY
- ------------------------------------------------------------------------ ------
    4   SOURCE OF FUNDS*
        00
- -------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]
- -------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- --------------------------------------------------------------------------------
     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                    7      SOLE VOTING POWER 2,348,145
                   -------------------------------------------------------------
                    8      SHARED VOTING POWER 2,348,145
                   -------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER 2,348,145
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER 2,348,145

- --------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              2,348,145
- --------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

- --------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       9.2
- --------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                                       CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

     This statement on Schedule 13D is being filed on behalf of Cygne Designs, Inc. (the "Company" or "Cygne"), a Delaware corporation. The business address of Cygne is 1372 Broadway, New York, New York 10018.

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the common stock, $.0068 par value per share (the "Common Stock"), of AnnTaylor Stores Corporation ("ATSC" or the "Issuer"). The Issuer's principal executive offices are located at 142 West 57th Street, New York, New York 10019.

Item 2. Identity and Background

Name:

     See Item 1 of the cover page of this Schedule 13D for the name of the reporting person.

     The following persons are executive officers, directors or controlling persons of Cygne (the "Executive Officers and Directors"):

Bernard M. Manuel
Irving Benson
James G. Groninger
Stuart B. Katz
Trevor J. Wright
Roy E. Green
Gary C. Smith
Paul D. Baiocchi

STATE OF ORGANIZATION OR CITIZENSHIP:

     See Item 6 of the cover page of this Schedule 13D for the state of organization of the reporting person.

     All of the Executive Officers and Directors are citizens of the United States, except Bernard M. Manuel who is a citizen of France and Trevor J. Wright who is a citizen of the United Kingdom.

Address of Principal Business or Residence:

    For:   Cygne Designs, Inc.

           1372 Broadway
           New York, New York  10018

    For:   Bernard M. Manuel
           Irving Benson
           Trevor J. Wright
           Roy E. Green
           Gary C. Smith
           Paul D. Baiocchi

           c/o Cygne Designs, Inc.
           1372 Broadway
           New York, New York 10018

    For:   James G. Groninger

           c/o Bay South Company
           101 Shockoe Slip - Suite M
           Richmond, Virginia 23219

    For:   Stuart B. Katz

           c/o Furman Selz LLC
           230 Park Avenue
           New York, New York 10169

ADDRESS OF PRINCIPAL OFFICE:

     See "Address of Principal Business or Residence" listed above in this Item 2 for the address of the principal office of the reporting person and of the Executive Officers and Directors.

PRINCIPAL BUSINESS OR OCCUPATION:

     The Company is a private label designer, merchandiser and manufacturer of women's apparel, serving principally The Limited, Inc. The Company's products include a broad range of woven and knit career and casual women's apparel. As a private label manufacturer, the Company produces apparel upon orders from its customers for sale under the customers' own labels.

     The principal occupation of each of the Executive Officers and Directors is as follows:

     Bernard M. Manuel is the Chief Executive Officer and the Chairman of the Board of Directors of Cygne.

     Irving Benson is the President and a Director of Cygne.

     James G. Groninger is the President of the Bay South Company and is a Director of Cygne.

     Stuart B. Katz is a Senior Managing Director of Furman Selz LLC and is a Director of Cygne.

     Trevor J. Wright is the Executive Vice President -- Design and a Director of Cygne.

     Roy E. Green is the Senior Vice President -- Chief Financial Officer and Treasurer of Cygne.

     Gary C. Smith is the Senior Vice President - Manufacturing of Cygne.

     Paul D. Baiocchi is the Vice President, General Counsel and Secretary of Cygne.

NO CONVICTION IN CRIMINAL PROCEEDINGS:

     The reporting person and the Executive Officers and Directors have not been convicted in any criminal proceeding during the last five years.

NO SECURITIES LAWS VIOLATIONS:

     The reporting person and the Executive Officers and Directors have not been subject, during the last five years, to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws as a result of a civil proceeding.

Item 3. Source and Amount of Funds or Other Consideration

     On September 20, 1996, Cygne consummated the sale (the "Sale") to Ann Taylor, Inc. ("Ann Taylor") of Cygne's merchandising and sourcing capabilities used for product sales to Ann Taylor, consisting of (a) the Company's 60% interest in each of CAT U.S. Inc., a Delaware corporation ("CAT US"), and C.A.T. (Far East) Limited, a Hong Kong corporation ("CAT Far East", and together with CAT US, "CAT"), the Company's joint venture arrangement with Ann Taylor, which owned the remaining 40% interest in

CAT, and (b) the assets of Cygne's Ann Taylor Woven Division (the "Division" and together with CAT, the "Ann Taylor Operations"), pursuant to a Stock and Asset Purchase Agreement by and between Cygne, Cygne Group (F.E.) Limited, a Hong Kong corporation and wholly owned subsidiary of Cygne, Ann Taylor and ATSC, a Delaware corporation and parent corporation to Ann Taylor, dated as of June 7, 1996, as amended (the "Purchase Agreement"). In the transaction, Cygne received 2,348,145 shares (the "AT Shares") of common stock, par value $.0068 per share, of ATSC (determined by dividing $36 million by $15.33125 (the average of the high and low sale prices of the ATSC Common Stock on each of the 10 consecutive trading days ending on the trading day immediately prior to the closing of the transaction)), and $3.2 million in cash (based on the net book value of the inventory of the Division (less related payables and advances and certain other assumed liabilities)) and fixed assets of the Division, subject to post-closing adjustments. Ann Taylor also assumed certain liabilities of the AnnTaylor Operations and paid to Cygne $6.5 million in settlement of accounts receivable for merchandise delivered by Cygne prior to the closing. The Company used the $9.7 million of cash received in the transaction to repay a portion of its outstanding senior bank indebtedness. The Company has granted a security interest in the AT Shares to its senior and subordinated lenders and pledged the AT Shares to its senior lender. The Company intends to sell AT Shares from time to time to repay its outstanding debt obligations and to finance its working capital needs. As a result of the sale, the Company will realize a pre-tax gain of approximately $31 million.

     In connection with the transaction, the Company entered into two 3-year consulting agreements with Ann Taylor for the services of Mr. Bernard Manuel, the Company's Chairman of the Board and Chief Executive Officer, and Mr. Irving Benson, the Company's President and a director, to facilitate the integration of CAT and the Division into Ann Taylor's operations. These agreements, which provide for an annual fee of $225,000 for the services of each of Messrs. Benson and Manuel, will automatically be assigned to the consultant if his employment with the Company is terminated for any reason.

Item 4. Purpose of Transaction

     Cygne acquired the AT Shares pursuant to the Purchase Agreement as more fully described in Item 3. Neither Cygne nor any of the Executive Officers and Directors has any present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except pursuant to and in accordance with the Escrow Agreement, the Stockholders Agreement and the security agreements as more fully described in Item 6;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
          Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) See Items 11 and 13 of the cover pages of this Schedule 13D for the aggregate number and percentage of Common Stock of the Issuer held by the reporting person.

     (b) See Items 7-10 of the cover page of this Schedule 13D for the number of shares of the Issuer's Common Stock held by Cygne in which Cygne has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or direct the disposition.

          No Executive Officer and Director has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or direct the disposition of any shares of the Issuer's Common Stock, except that the Board of Directors of Cygne may be deemed to have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the AT Shares. The Stockholders Agreement among Cygne, Cygne Group (F.E.) Limited, a wholly-owned subsidiary of Cygne ("CGFE"), and ATSC requires that the AT Shares be voted in the same proportion as the votes cast by all other stockholders of ATSC. In addition, upon an event of default under Cygne's credit facility with the Hongkong and Shanghai Banking Corporation Limited (the "HS Bank"), the HS Bank may vote the AT Shares. Further, Cygne's credit arrangement with the HS Bank requires that Cygne dispose of some or all of the AT Shares under certain circumstances. See Item 6 below.

     (c)  On September 20, 1996, Cygne acquired all of the AT Shares listed in
          Item 11 of the cover pages of this Schedule 13D in the manner described in "Item 3. Source and Amount of Funds or Other Consideration."

     (d) No person or entity other than Cygne has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the AT Shares owned by Cygne except that the HS Bank has the right to receive dividends and proceeds under certain circumstances as described under Item 6 below.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issue

     A. CONTRACTS, ARRANGEMENTS AND UNDERSTANDINGS WITH THE ISSUER RELATING TO THE ISSUER'S COMMON STOCK.

     In connection with the Sale, the Company entered into a stockholders agreement with ATSC (the "Stockholders Agreement") pursuant to which (i) Cygne received shelf registration rights with respect to the AT Shares, (ii) Cygne became subject to a three-year standstill agreement, (iii) the AT Shares are not transferable except under certain circumstances and (iv) the AT Shares will be present or represented by proxy at all meetings of stockholders for purposes of determining the presence of a quorum at such meetings and will be voted in the same proportion as the votes cast by all other stockholders of ATSC.

     Shelf Registration. The Stockholders Agreement provides that as soon as practicable, but no later than October 11, 1996, ATSC will file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), to permit the resale of the AT Shares, and will use its reasonable best efforts to cause the registration statement to be declared effective by the SEC as promptly as practicable. ATSC is obligated to use its reasonable best efforts to keep the registration statement effective under the Securities Act until the earliest to occur of (i) the date all the AT Shares have been sold, (ii) the third anniversary of the Closing or (iii) the date the AT Shares can be resold without registration under the Securities Act pursuant to Rule 144(k) under the Securities Act. Following the first anniversary of the effective date of the registration statement (the "Effective Date"), if requested by ATSC, Cygne will not effect any public sale or distribution of any AT Shares during the 10-day period prior to the date on which ATSC has notified Cygne that it intends to commence the sale of equity securities (or securities convertible into equity securities) pursuant to an underwritten public offering, whether primary or secondary, through the 120-day period following the closing of such offering. In addition, ATSC is permitted to not maintain the effectiveness of the registration statement if to do so would require ATSC to disclose material financing, acquisition or other corporate developments the disclosure of which ATSC determines would not be in the best interests of ATSC and its stockholders. ATSC will pay all expenses relating to the registration of the AT Shares under the Securities Act other than the fees of counsel for Cygne and any commissions. The Stockholders Agreement contains standard indemnity provisions with respect to each of the parties, and prohibits the transfer of the shelf registration rights except in connection with a pledge of the AT Shares in a bona fide transaction to secure indebtedness of Cygne for borrowed money to a lender that agrees in a writing reasonably satisfactory to ATSC to be subject to the terms of the Stockholders Agreement. Cygne has pledged the AT Shares, and has granted an option to have transferred the related shelf registration rights, to the HS Bank to secure its indebtedness to the HS Bank.

     Standstill Provisions. The Stockholders Agreement provides that during the three-year term of the agreement, neither Cygne nor CGFE shall, and each shall cause each of its Affiliates (as defined in the Stockholders Agreement) not to, singly, or as part of a "group", directly or indirectly, through one or more intermediaries or otherwise, (i) make, or in any way participate, directly or indirectly, in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), with respect to the AT Shares or any securities of ATSC subsidiaries (including by the execution of actions by written consent), become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange Act) with respect to ATSC or seek to advise or influence any person or entity with respect to the voting of any shares of ATSC Common Stock or any securities of ATSC subsidiaries; (ii) initiate, propose or participate in the solicitation of stockholders for the approval of one or more stockholder proposals with respect to ATSC, as described in Rule 14a-8 under the Exchange Act, or induce or encourage any other individual or entity to initiate any stockholder proposal relating to ATSC; (iii) form, join, influence or participate in a "group", or act in concert with any other person or entity, for the purpose of acquiring, holding, voting or disposing of any securities of ATSC or ATSC subsidiaries or taking any other actions prohibited under the standstill provisions of the Stockholders Agreement; (iv) hold any discussions with another person regarding, make any proposal to or any public announcement relating to a tender or exchange offer for any securities of ATSC or ATSC subsidiaries, or a merger, business combination, sale of assets, liquidation, restructuring, recapitalization or other extraordinary corporate transaction relating to ATSC or any ATSC subsidiary or its material assets or take any action which might require ATSC to make a public announcement regarding any of the foregoing; (v) cause the merger of Cygne or CGFE with or into, the consolidation of Cygne or CGFE with, or the sale of the business or assets of Cygne or CGFE substantially as an entirety to, any other person unless (A) Cygne or CGFE, as the case may be, is the surviving person or the surviving person agrees in writing to be bound by the Stockholders Agreement and (B) within 120 days after consummation of the transaction, the surviving person disposes of all shares of ATSC common stock owned by it (in excess of those owned by Cygne or CGFE, as the case may be, prior to consummation of the transaction); (vi) act, alone or in concert with others (including by providing financing for another party), to seek or offer to control ATSC; (vii) deposit any AT Shares in a voting trust or subject any AT Shares to any arrangement or agreement with respect to the voting thereof;
(viii) execute any written consents; (ix) enter into any discussions, negotiations, arrangements or understandings with or provide any information to any third party with respect to any of the foregoing; (x) disclose any intention, plan or arrangement inconsistent with the foregoing prohibitions or advise or assist any other person in connection with any activity included in the foregoing prohibitions; or (xi) seek, request or propose any waiver, modification, amendment or termination of any provision of the standstill provisions of the Stockholders Agreement (other than any request or proposal made or solicited by ATSC).

     Transfer Restrictions. Prior to the Effective Date, the Company cannot transfer the AT Shares except pursuant to a pledge to secure indebtedness of Cygne for borrowed money. After the Effective Date, Cygne is permitted to transfer the AT Shares unless the registration statement covering the resale of such shares is not effective or up-do-date. However, except for transfers (i) in connection with a tender offer with respect to which ATSC does not recommend rejection, (ii) pursuant to a settlement of the class action lawsuit pending against Cygne, (iii) pursuant to a pro rata dividend or other pro rata distribution to all Cygne stockholders or (iv) pursuant to an underwritten public offering, Cygne is prohibited from transferring more than two percent of the then outstanding shares of ATSC common stock in any two-week period. In addition, Cygne will be obligated to instruct any underwriter of a public offering or any placement agent, broker or other agent that (x) no transfers of any AT Shares may knowingly be made to any person who beneficially owns in excess of five percent (5%) of the then outstanding shares of ATSC common stock, and (y) no transfer of more than two (2%) of the then outstanding ATSC common stock may knowingly be made to a single purchaser (or group of related purchasers).

     B. Contracts, Arrangements and Understandings with Cygne's Lenders Relating to the Issuer's Common Stock.

     In connection with the Company's credit facility with the HS Bank, Cygne has pledged the AT shares to secure the repayment of its obligations to the HS Bank. The HS Bank has the right to receive all dividends paid in respect of the AT Shares and to vote and acquire ownership of the AT Shares following an event of default under Cygne's credit facility. In connection therewith, Cygne entered into an Escrow Agreement, dated as of September 20, 1996, among Cygne, CGFE, HS Bank and Marine Midland Bank (the "Escrow Agreement"), and deposited the AT Shares with Marine Midland Bank as the Escrow Agent. The Escrow Agreement provides that the AT Shares will be sold from time to time upon Cygne's instructions and must be sold to the extent that Cygne's obligations to the HS Bank exceed the lesser of the maximum facility or the borrowing base under the credit facility, subject, in either case, to the restrictions imposed by the Stockholders Agreement. In addition, Cygne has granted to the HS Bank an option to acquire Cygne's rights under the Stockholders Agreement, subject to the HS Bank's assumption of Cygne's obligations under such agreement. In addition, Cygne has granted a security interest in the AT Shares to Mitsubishi
Corporation and Mitsubishi International Corporation, its subordinated lenders, which security interest is subordinated to the security interest in favor of the HS Bank.

Item 7.   Material to be Filed as Exhibits

          1. Stock and Asset Purchase Agreement by and between Cygne Designs, Inc., Cygne Group (F.E.) Limited, AnnTaylor Stores Corporation and AnnTaylor, Inc., dated as of June 7, 1996, as amended. (previously filed with the Commission as Exhibit 10.1 to, and incorporated herein by reference from, the Company's quarterly report on Form 10-Q for the fiscal quarter ended August 3, 1996).

          2. Stockholders Agreement, dated as of September 20, 1996, by and between ATSC, Cygne and CGFE.

          3. Escrow Agreement, dated as of September 20, 1996, by and among Cygne Designs, Inc., Cygne Group (F.E.) Limited, and The Hongkong and Shanghai Banking Corporation Limited, and Marine Midland Bank.

          4. Amended and Restated Security Agreement, dated as of September 20,996 between Cygne Designs, Inc. and The Hongkong and Shanghai Banking Corporation Limited.

          5. Option Agreement, dated as of September 20, 1996 among Cygne Designs, Inc., Cygne Group (F.E.) Limited and The Hongkong and Shanghai Banking Corporation Limited.

          6. Security Agreement, dated as of June 4, 1992, between Mitsubishi Corporation and the Company. (previously filed with the Commission as Exhibit 10.30 to, and incorporated herein by reference from, the Company's Registration Statement on Form S-1 (Registration No. 33-64358).)

          7. Security Agreement, dated as of June 4, 1992, between Mitsubishi International Corporation and the Company. (previously filed with the Commission as Exhibit 10.35 to, and incorporated herein by reference from, the Company's Registration Statement on Form S-1 (Registration No. 33-64358).)

          8. First Amendment, dated as of May 10, 1994, to Security Agreement, dated as of June 4, 1992, between Mitsubishi Corporation and the Company. (previously filed with the Commission as Exhibit 10.110 to, and incorporated herein by reference from, the Company's Registration Statement on Form S-1 (Registration No. 33-78700).)

          9. First Amendment, dated as of May 10, 1994, to Security Agreement, dated as of June 4, 1992, between Mitsubishi International Corporation and the Company. (previously filed with the Commission as Exhibit
          10.112 to, and incorporated herein by reference from, the Company's Registration Statement on Form S-1 (Registration No. 33-78700).)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 1996

                                       CYGNE DESIGNS, INC.

                                       By: /s/ PAUL D. BAIOCCHI
                                           ---------------------------------
                                           Paul D. Baiocchi
                                           Vice President and Secretary

                                      -13-